HARSCO CORPORATION
Computation of Ratios of Earnings to Fixed Charges
(In Thousands of Dollars)


                                                                 YEARS ENDED DECEMBER 31
                                           _________________________________________________________________

                                           1989          1990           1991          1992          1993
                                           _______       _______        _______       _______       _______
Consolidated Earnings:

  Pre-tax income from continuing
    operations <F1>                        $ 22,173      $115,587      $ 119,647      $140,576      $137,151

  Add fixed charges computed below           20,693        21,864         23,544        22,425        23,879

  Net adjustments for equity companies         (483)         (532)          (439)         (454)         (363)

  Net adjustments for capitalized
    interest                                   (215)         (255)          (469)         (134)         (172)
                                            _______       _______        _______       _______       _______
Consolidated Earnings Available for
  Fixed Charges                            $ 42,168      $136,664       $142,283      $162,413      $160,495
                                            _______       _______        _______       _______       _______
                                            _______       _______        _______       _______       _______

Consolidated Fixed Charges:

  Interest expense per financial
    statements <F2>                        $ 16,412      $ 17,506       $ 18,925      $ 18,882      $ 19,974

  Interest expense capitalized                  287           345            574           355           332

  Portion of rentals (1/3 ) representing
    an interest factor                        3,994         4,013          4,045         3,188         3,573

  Interest expense for equity companies
    whose debt is guaranteed <F3>                 -             -              -             -             -
                                            _______       _______        _______       _______       _______
Consolidated Fixed Charges                 $ 20,693      $ 21,864       $ 23,544      $ 22,425      $ 23,879
                                            _______       _______        _______       _______       _______
                                            _______       _______        _______       _______       _______

Consolidated Ratio of Earnings to
  Fixed Charges                                2.04          6.25           6.04          7.24          6.72
                                            _______       _______        _______       _______       _______
                                            _______       _______        _______       _______       _______

<F1>  1992 excludes the cumulative effect of change in accounting method for postretirement benefits other than pensions.

<F2>  Includes amortization of debt discount and expense.

<F3>  No fixed charges were associated with debt of less than fifty percent owned companies guaranteed by Harsco during the five year period 1989 through 1993.
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